July 7, 2005

BY EDGAR AND BY FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4-6
Washington, D.C. 20549
Attn: Mr. Larry Spirgel

Re:	Form 20-F for Fiscal Year Ended December 31, 2004 Gilat Satellite Networks Ltd.
Filed March 18, 2005 File No. 0-21218

Dear Mr. Spirgel:

        As discussed yesterday with SEC Staff Accountant Ms. Kathryn Jacobson, we expect to file our response to the Staff’s comment letter dated June 23, 2005, no later than July 20th, 2005. In order to provide the detailed responses requested, we require input from several of our subsidiaries, review of our management and review by our external auditors. We expect to complete this process in the next 10 business days.

        If this delay poses a problem or you have any questions or require additional information, please call me at 972-3-929-3020.

Sincerely, /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik, Adv. Legal counsel & corporate secretary